Confidential Treatment Requested by PlayAGS, Inc.

As submitted confidentially with the Securities and Exchange Commission on June 29, 2018

This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

PlayAGS, Inc.

(Exact name of registrant as specified in its charter)

Nevada	46-3698600
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

5475 S. Decatur Blvd., Ste #100

Las Vegas, NV 89118

(702) 722-6700

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

David Lopez

Chief Executive Officer

c/o PlayAGS, Inc.

5475 S. Decatur Blvd., Ste #100

Las Vegas, NV 89118

(702) 722-6700

Copies of Communications to:

Monica K. Thurmond, Esq.

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019

(212) 373-3000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

As soon as practicable following effectiveness of this Registration Statement.

(Approximate date of commencement of proposed sale to the public)

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box:  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box:  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act.  ☒

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per share(2)	Proposed maximum aggregate offering price(2)	Amount of registration fee(2)
Primary Offering:
Common Stock, par value $0.01 per share
Preferred Stock
Debt Securities
Depositary Shares
Warrants
Subscription Rights
Purchase Contracts
Purchase Units
Primary Total Offering			$1,000,000,000 (3)	$
Secondary Offering:
Common Stock, par value $0.01 per share	18,970,161	$	$	$
Total:	18,970,161			$

(1)	There are being registered hereunder an indeterminate number of each identified class of securities of PlayAGS, Inc., which securities may be offered and sold, on a primary basis, in such amount in U.S. dollars or the equivalent thereof in foreign currencies as shall result in an aggregate public offering price for all securities of $1,000,000,000 after the date hereof. The securities registered hereunder also include such indeterminate amount of debt securities and shares of common stock and shares of preferred stock as may be issued upon conversion or exchange for any other debt securities or preferred stock that provide for conversion or exchange into other securities being registered hereunder. Any securities registered hereunder may be sold separately or as units with other securities registered hereunder. With regards to the shares of common stock issued in the secondary offering made hereby, Pursuant to Rule 416 under the Securities Act of 1933, as amended (the “Securities Act”), this Registration Statement shall be deemed to cover an indeterminate number of additional securities to be offered as a result of share splits, share dividends or similar transactions.

(2)	With regard to the securities included in the primary offering made hereby, the proposed maximum offering price per security will be determined from time to time by the registrant in connection with the issuance of the securities registered by this Registration Statement. Prices, when determined, may be in U.S. dollars or the equivalent thereof in one or more foreign currencies, foreign currency units or composite currencies. If any Debt Securities or shares of preferred stock are issued at an original issue discount, then the amount registered will include the principal or liquidation amount of such securities measured by the initial offering price thereof. With regard to shares of common stock to be offered for resale by the selling stockholders, the proposed maximum offering price per share and the proposed maximum offering price per share of common stock will be determined from time to time in connection with, and at the time of, the sale by the selling stockholders. The proposed maximum offering price per share, the proposed maximum aggregate offering price and the registration fee were estimated in accordance with Rule 457(c) under the Securities Act, based upon the average of the high and low sale prices for the shares of common stock of PlayAGS, Inc. reported by the New York Stock Exchange on , 2018.

(3)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We and the selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Confidential Treatment Requested by PlayAGS, Inc.

Subject to Completion, dated June 29, 2018

PROSPECTUS

$1,000,000,000

Common Stock; Preferred Stock; Debt Securities; Depositary Shares; Warrants; Subscriptions Rights; Purchase Contracts; Purchase Units

and

18,970,161 shares of common stock offered by the Selling Stockholders

This prospectus contains a general description of the securities which may be offered for sale by us or by the selling stockholders named herein from time to time. The specific terms of the securities, including their offering prices, will be contained in one or more supplements to this prospectus. You should read this prospectus and any accompanying prospectus supplement carefully before you invest.

The aggregate offering price of all securities issued and sold by us under this prospectus may not exceed $1,000,000,000. The securities may be offered and sold to or through underwriters, brokers or dealers, directly to purchasers, through block trades, through agents, in “at the market” offerings or otherwise through a combination of any of these methods of sale. For general information about the distribution of securities offered, please see “Plan of Distribution” in this prospectus.

In addition, the selling stockholders named in this prospectus, or the selling stockholders, may sell in one or more offerings pursuant to this registration statement up to 18,970,161 shares of our common stock. The selling stockholders may sell any or all of these shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in privately negotiated transactions at fixed prices that may be changed, at market prices prevailing at the time of sale or at negotiated prices. Information on the selling stockholders and the times and manners in which they may offer and sell shares of our common stock is described under the sections entitled “Selling Stockholders” and “Plan of Distribution” in this prospectus. We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholders.

Shares of our common stock are listed on the New York Stock Exchange, or the “NYSE,” under the symbol “AGS.”

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 and are eligible for reduced public company reporting requirements. We are currently also a “controlled company” under the corporate governance rules for New York Stock Exchange-listed companies and are exempt from certain corporate governance requirements of the rules. See “Risk Factors.”

Investing in our securities involves risks that are described in the “Risk Factors” section beginning on page 2 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                 , 2018.

Confidential Treatment Requested by PlayAGS, Inc.

i

Confidential Treatment Requested by PlayAGS, Inc.

ABOUT THIS PROSPECTUS

To understand the terms of the securities offered by this prospectus, you should carefully read this prospectus. You should also read the documents referred to under the heading “Where You Can Find More Information” for information on us and the business conducted by us.

This prospectus is part of a registration statement on Form S-3 that PlayAGS, Inc. a Nevada corporation, which is also referred to as “AGS,” “the Company,” “we,” “us,” and “our,” has filed with the U.S. Securities and Exchange Commission, or the SEC, using a “shelf” registration process. Under this process, we may offer and sell from time to time, any of the following, with an aggregate initial offering price of up to $1,000,000,000 (or the equivalent in foreign currencies), in one or more series, which we refer to in this prospectus as the “securities”:

•	Common Stock, par value $0.01 per share

•	Preferred Stock

•	Debt Securities

•	Depositary Shares

•	Warrants

•	Subscription Rights

•	Purchase Contracts

•	Purchase Units

In addition, under this process, the selling stockholders named herein may offer and sell, from time to time in one or more offerings, up to an aggregate of 18,970,161 shares of our common stock.

The securities may be sold for U.S. dollars, foreign-denominated currency or currency units. Amounts payable with respect to any securities may be payable in U.S. dollars or foreign-denominated currency or currency units as specified in the applicable prospectus supplement.

This prospectus provides you with a general description of the securities we may offer. Each time we offer securities or the selling stockholders offer and sell shares of common stock, we will provide you with a prospectus supplement that will describe the specific amounts, prices and terms of the securities being offered. The prospectus supplement may also add, update or change information contained or incorporated by reference in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in the prospectus supplement.

The prospectus supplement may also contain information about any material U.S. Federal income tax considerations relating to the securities covered by the prospectus supplement.

We and the selling stockholders may sell securities to underwriters who will sell the securities to the public on terms fixed at the time of sale. In addition, the securities may be sold by us or the selling stockholders directly or through dealers or agents designated from time to time, which agents may be affiliates of ours. If we or the selling stockholders, directly or through agents, solicit offers to purchase the securities, we, the selling stockholders and our and their agents reserve the sole right to accept and to reject, in whole or in part, any offer.

The prospectus supplement will also contain, with respect to the securities being sold, the names of any underwriters, dealers or agents, together with the terms of the offering, the compensation of any underwriters, dealers or agents and the net proceeds to us or the selling stockholders, as applicable.

References to “Apollo” and the “Sponsor” refer to Apollo Global Management, LLC and its subsidiaries. References to “Apollo Group” refer to (a) Holdings, (b) Apollo Investment Fund VIII, L.P., (c) each of their

Confidential Treatment Requested by PlayAGS, Inc.

respective affiliates (including, for avoidance of doubt, any syndication vehicles and excluding, for the avoidance of doubt, any portfolio companies of Apollo Management VIII, L.P. or its affiliates other than Holdings, AP Gaming VoteCo, LLC (“VoteCo”), the Company and their respective subsidiaries) to which any transfers of our common stock are made and (d) VoteCo to the extent that it has beneficial ownership of shares of our common stock pursuant to an irrevocable proxy.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN RECOMMENDED BY ANY UNITED STATES FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

We have not authorized anyone to provide you with information or to make any representations about anything not contained in this prospectus or the documents incorporated by reference in this prospectus. You must not rely on any unauthorized information or representations.

The distribution of this prospectus and the offering and sale of the securities in certain jurisdictions may be restricted by law. We require persons into whose possession this prospectus comes to inform themselves about and to observe any such restrictions. This prospectus does not constitute an offer of, or an invitation to purchase, any of the securities in any jurisdiction in which such offer or invitation would be unlawful.

Confidential Treatment Requested by PlayAGS, Inc.

INCORPORATION OF DOCUMENTS BY REFERENCE

In this prospectus, we “incorporate by reference” certain information that we file with the SEC, which means that we can disclose important information to you by referring you to that information. The information we incorporate by reference is an important part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. The following documents have been filed by us with the SEC and are incorporated by reference into this prospectus:

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2017, filed with the SEC on March 14, 2018, as amended by Amendment No. 1 on Form 10-K/A, filed with the SEC on March 30, 2018 (as amended, the “2017 Annual Report”);

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2018, filed with the SEC on May 3, 2018 (the “First Quarter 10-Q); and

•	The description of our common stock set forth in our registration statement filed on Form 8-A pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with the SEC on January 22, 2018, and any amendment or report filed for the purpose of updating that description.

All documents and reports that we file with the SEC (other than any portion of such filings that are furnished under applicable SEC rules rather than filed) under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act from the date of this prospectus until the completion of the offering under this prospectus shall be deemed to be incorporated in this prospectus by reference. The information contained on or accessible through our website at www.playags.com is not incorporated into this prospectus.

You may request a copy of these filings, other than an exhibit to these filings unless we have specifically included or incorporated that exhibit by reference into the filing, from the SEC as described under “Where You Can Find More Information” or, at no cost, by writing or telephoning PlayAGS, Inc. at the following address:

PlayAGS, Inc.

5475 S. Decatur Blvd., Ste #100,

Las Vegas, NV 89118

(702) 722-6700

Attention: General Counsel

You should rely only on the information contained or incorporated by reference in this prospectus and any free writing prospectus that we authorize. We have not authorized any person, including any salesman or broker, to provide information other than that provided in this prospectus or any free writing prospectus that we authorize. We have not authorized anyone to provide you with different information. We do not take responsibility for, and can provide no assurance as to the reliability of, any information that others may give you. We are not making an offer of the securities in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus or any free writing prospectus that we authorize or any documents incorporated by reference is accurate as of any date other than the date of the applicable document.

Any statement contained in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or any other subsequently filed document that is deemed to be incorporated by reference into this prospectus modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

Confidential Treatment Requested by PlayAGS, Inc.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-3 with respect to the securities being sold in this offering. This prospectus constitutes a part of that registration statement. This prospectus does not contain all the information set forth in the registration statement and the exhibits and schedules to the registration statement, because some parts have been omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and our securities being sold in this offering, you should refer to the registration statement and the exhibits and schedules filed as part of the registration statement. Statements contained in this prospectus regarding the contents of any agreement, contract or other document referred to are not necessarily complete; reference is made in each instance to the copy of the contract or document filed as an exhibit to the registration statement. Each statement is qualified by reference to the exhibit. You may inspect a copy of the registration statement without charge at the SEC’s principal office in Washington, D.C. Copies of all or any part of the registration statement may be obtained after payment of fees prescribed by the SEC from the SEC’s Public Reference Room at the SEC’s principal office, at 100 F Street, N.E., Washington, D.C. 20549.

You may obtain information regarding the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The SEC’s website address is www.sec.gov.

We are subject to the informational requirements of the Exchange Act and are required to file reports and other information with the SEC. You can inspect and copy these reports and other information at the public reference facilities maintained by the SEC at the address noted above. You can also obtain copies of this material from the Public Reference Room as described above, or inspect them without charge at the SEC’s website. We furnish our stockholders with annual reports containing consolidated financial statements audited by our independent registered public accounting firm. We maintain a website at http://www.playags.com. Our website and the information contained therein or connected thereto shall not be deemed to be incorporated into this prospectus or the registration statement of which this prospectus forms a part, and you should not rely on any such information in making your decision whether to purchase our securities.

v

Confidential Treatment Requested by PlayAGS, Inc.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements, which involve risks and uncertainties, are generally identified by the use of forward-looking terminology, including the terms “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and, in each case, their negative or other various or comparable terminology. All statements other than statements of historical facts contained in this prospectus are forward-looking statements. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” and “Use of Proceeds,” and include, among other things, statements relating to:

•	our future financial position, future revenue, and projected costs;

•	objectives of management;

•	our strategy, outlook and growth prospects;

•	our operational and financial targets and dividend policy;

•	our planned expansion of the venue base and the implementation of the new design in our existing venues;

•	general economic trends and trends in the industry and markets; and

•	the competitive environment in which we operate.

These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause our results to vary from expectations include, but are not limited to:

•	our ability to effectively compete with numerous domestic and foreign businesses;

•	our ability to provide financing on favorable terms compared with our competitors;

•	our ability to adapt to and offer products that keep pace with evolving technology related to our businesses;

•	our ability to develop, enhance and/or introduce successful gaming concepts and game content, and changes in player and operator preferences in participation games, which may adversely affect demand for our products;

•	changing economic conditions and other factors that adversely affect the casino and gaming industry, the play levels of our participation games, product sales and our ability to collect outstanding receivables from our customers;

•	the effect of our substantial indebtedness on our ability to raise additional capital to fund our operations, and our ability to react to changes in the economy or our industry and make debt service payments;

•	changing regulations, new interpretations of existing laws, or delays in obtaining or maintaining required licenses or approvals, which may affect our ability to operate in existing markets or expand into new jurisdictions;

•	our history of operating losses and a significant accumulated deficit;

•	changes in the legal and regulatory scheme governing Native American gaming markets, including the ability to enforce contractual rights on Native American land, which could adversely affect revenues;

•	our ability to realize satisfactory returns on money lent to new and existing customers to develop or expand gaming facilities or to acquire gaming routes;

•	failures in our systems or information technology, which could disrupt our business and adversely impact our results;

Confidential Treatment Requested by PlayAGS, Inc.

•	slow growth in the development of new gaming jurisdictions or the number of new casinos, declines in the rate of replacement of existing gaming machines, and ownership changes and consolidation in the casino industry;

•	legislation in states and other jurisdictions which may amend or repeal existing gaming legislation;

•	intellectual property rights of others, which may prevent us from developing new products and services, entering new markets, or may expose use to liability or costly litigation;

•	our ability to complete future acquisitions and integrate those businesses successfully;

•	our dependence on the security and integrity of our systems and products;

•	the effect of natural events in the locations in which we or our customers, suppliers or regulators operate;

•	failure of our suppliers and contract manufacturers to meet our performance and quality standards or requirements could result in additional costs or loss of customers;

•	risks related to operations in foreign countries and outside of traditional U.S. jurisdictions;

•	foreign currency exchange rate fluctuations;

•	quarterly fluctuation of our business;

•	risks associated with, or arising out of, environmental, health and safety laws and regulations;

•	product defects which could damage our reputation and our results of operations;

•	changes to the Class II regulatory scheme;

•	state compacts with our existing Native American tribal customers, which may reduce demand for our Class II game and make it difficult to compete against larger companies in the tribal Class III market;

•	decreases in our revenue share percentage in our participation agreements with Native American tribal customers;

•	adverse local economic, regulatory or licensing changes in Oklahoma or Alabama, the states in which 33% of our revenue was derived for the twelve months ended March 31, 2018, or material decreases in our revenue from our two largest customers, which comprised approximately 21% of our total revenue for the twelve months ended March 31, 2018;

•	dependence on the protection of our intellectual property and proprietary information and our ability to license intellectual property from third parties;

•	failure to attract, retain and motivate key employees;

•	certain restrictive open source licenses requiring us to make the source code of some of our products available to third parties and potentially granting third parties certain rights to the software;

•	reliance on hardware, software and games licensed from third parties, and on technology provided by third-party vendors;

•	dependence on our relationships with service providers;

•	improving internal controls over financial reporting;

•	our ability to maintain current customers on favorable terms;

•	our ability to enter new markets and potential new markets;

•	our ability to capitalize on the expansion of internet or other forms of interactive gaming or other trends and changes in the gaming industries;

•	our social gaming business is largely dependent upon our relationships with key channels;

Confidential Treatment Requested by PlayAGS, Inc.

•	U.S. federal income tax reform could adversely affect us;

•	changes in tax regulation and results of tax audits, which could affect results of operations;

•	our ability to generate sufficient cash to serve all of our indebtedness in the future; and

•	other risks, uncertainties and factors included or incorporated by reference in this prospectus, including those set forth under “Risk Factors” and those included under the heading “Risk Factors” in our Annual Report on Form 10-K.

These forward-looking statements reflect our views with respect to future events as of the date of this prospectus and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. These forward-looking statements represent our estimates and assumptions only as of the date of this prospectus and, except as required by law, we undertake no obligation to update or review publicly any forward-looking statements, whether as a result of new information, future events or otherwise after the date of this prospectus. We anticipate that subsequent events and developments will cause our views to change. You should read this prospectus and the documents filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. Our forward-looking statements do not reflect the potential impact of any future acquisitions, merger, dispositions, joint ventures or investments we may undertake. We qualify all of our forward-looking statements by these cautionary statements.

Confidential Treatment Requested by PlayAGS, Inc.

COMPANY OVERVIEW

We are a leading designer and supplier of electronic gaming machines (“EGMs”) and other products and services for the gaming industry. Founded in 2005, we historically focused on supplying EGMs, including slot machines, video bingo machines, and other electronic gaming devices, to the Native American gaming market, where we maintain an approximately 20% market share of all Class II EGMs. Since 2014, we have expanded our product line-up to include: (i) Class III EGMs for commercial and Native American casinos, (ii) table game products and (iii) interactive products, all of which we believe provide us with growth opportunities as we expand in markets where we currently have limited or no presence. Our expansion into Class III and ancillary product offerings has driven our strong growth and momentum in revenue, EGM adjusted EBITDA and our installed base, which have increased by 217%, 188% and 175%, respectively, since 2014. For the twelve month period ended March 31, 2018, approximately 78% of our total revenue was generated from recurring contracted lease agreements whereby we place EGMs and table game products at our customers’ gaming facilities under either a revenue sharing agreement (we receive a percentage of the revenues that these products generate) or fee-per-day agreement (we receive a daily or monthly fixed fee per EGM or table game product), or from recurring revenue generated by our Interactive gaming operations. We operate our business in three distinct segments: EGMs, Table Products (“Table Products”) and Interactive Social Casino Games (“Interactive”).

In December 2013, we were acquired by the funds affiliated with Apollo Global Management, LLC and its subsidiaries, which we refer to as our Sponsor.

On January 30, 2018, we completed the initial public offering of 10,250,000 shares of our common stock, at a public offering price of $16.00 per share. We received from the initial public offering net proceeds, after deducting underwriting discounts and commissions, of $153.3 million. We used the proceeds of our initial public offering and cash on hand to redeem in full our 11.25% senior secured PIK notes due 2024 and to pay for professional fees and other costs associated with the offering. Our shares of common stock are listed on the New York Stock Exchange under the symbol “AGS.” On February 27, 2018, we sold an additional 1,537,500 shares of our common stock, at a public offering price of $16.00 per share, pursuant to the underwriters’ exercise in full of the option we granted to the underwriters in connection with our initial public offering. We received from the exercise of the option net proceeds, after deducting underwriting discounts and commissions, of $23.0 million. On May 11, 2018, Holdings sold 4,675,000 shares of our common stock in a secondary offering, at a public offering price of $21.50 per share, including 425,000 shares of our common stock sold pursuant to the underwriters’ exercise in full of the option Holdings granted to the underwriters in the secondary offering. Holdings received from the secondary offering net proceeds, after deducting underwriting discounts and commissions, of approximately $95.7 million.

Our principal executive office is located at 5475 S. Decatur Blvd., Ste #100, Las Vegas, NV 89118, and our telephone number is (702) 722-6700. Our website address is www.playags.com. Our website and the information contained on, or that can be accessed through, our website will not be deemed to be incorporated by reference in, and are not considered part of, this prospectus. You should not rely on our website or any such information in making your decision whether to purchase shares of our common stock.

Confidential Treatment Requested by PlayAGS, Inc.

RISK FACTORS

Investing in our securities involves a high degree of risk. You should carefully consider the discussion of risks under the heading “Item 1A. Risk Factors” in the 2017 Annual Report and the other documents that are incorporated by reference in this prospectus and the applicable prospectus supplement. Please see the section of this prospectus entitled “Incorporation of Documents by Reference.” These risk factors may be amended, supplemented or superseded from time to time in the applicable prospectus supplement and by other reports we file with the SEC in the future. The occurrence of one or more of those risk factors could adversely impact our business, financial condition or results of operations. In such a case, you may lose all or part of your original investment.

Confidential Treatment Requested by PlayAGS, Inc.

RATIO OF EARNINGS TO FIXED CHARGES

Our ratio of earnings to fixed charges is set forth below for the periods indicated.

	Year Ended December 31,
	Successor (12/21/13-12/31/13)					Predecessor (1/1/13—12/20/13)
	2017	2016	2015	2014	2013	2013
Ratio of earnings to fixed charges	1.26	N/A	N/A	N/A	N/A	N/A
Dollar amount of the deficiency(1)	N/A	$17,064	$29,439	$8,421	$7,623	$11,804

(1)	Earnings were insufficient to cover fixed charges for the years ended December 31, 2016, 2015 and 2014, as well as the successor and predecessor periods for the year ended December 31, 2013.

For purposes of computing the ratio of earnings to fixed charges, earnings available for fixed charges were calculated by adding (deducting):

i.	Income (loss) from continuing operations before income taxes and minority interest,
ii.	(Income) from equity method investees,
iii.	(Income) loss attributable to non-controlling interests,
iv.	(Income) from non-controlling interests,
v.	Fixed charges,
vi.	Amortization of capitalized interest,
vii.	Distributed income of equity method investees, and
viii.	(Interest capitalized).

Fixed charges consist of interest expense, amortization of debt costs and an estimate of interest within net rental expense.

We did not have any preferred stock outstanding for the periods presented, and therefore the ratios of earnings to combined fixed charges and preferred stock dividends would be the same as the ratios of earnings to fixed charges presented above.

Confidential Treatment Requested by PlayAGS, Inc.

USE OF PROCEEDS

Unless we specify otherwise in any prospectus supplement, we may use the net proceeds from the sale of securities offered by this prospectus for capital expenditures, repayment of indebtedness, working capital, repurchases of our securities, asset or other acquisitions, investments or general corporate purposes or any combination thereof.

We will not receive any proceeds from sales of shares of our common stock by the selling stockholders.

Confidential Treatment Requested by PlayAGS, Inc.

SELLING STOCKHOLDERS

The following table sets forth information as of June 29, 2018, with respect to the ownership of shares of our common stock by the selling stockholders listed therein.

The amounts and percentages of shares beneficially owned are reported on the basis of rules and regulations of the SEC governing the determination of beneficial ownership of securities. Under rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares voting power or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Securities that can be so acquired are deemed to be outstanding for purposes of computing such person’s ownership percentage, but not for purposes of computing any other person’s percentage. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest.

Percentage computations are based on 35,743,127 shares of our common stock outstanding as of June 29, 2018, including stock options and restricted shares that will vest within 60 days of this offering.

The following table also provides the maximum number of shares of our common stock that may be offered by the selling stockholders pursuant to this prospectus and the number of shares of our common stock that will be beneficially owned by the selling stockholders after such an offering, assuming the sale of all of the offered shares. The selling stockholders reserve the right to accept or reject, in whole or in part, any proposed sale of shares. The selling stockholders may also offer and sell less than the number of shares indicated. The selling stockholders are not making any representation that any shares covered by this prospectus will or will not be offered for sale. Information about each selling stockholder may change over time. The address for the beneficial owner is set forth in the footnotes to the table.

	Shares Beneficially Owned Before the Offering		Total Shares of Common Stock Offered Hereby	Shares Beneficially Owned After the Offering
	Number	Percent	Number	Number	Percent
Apollo Gaming Holdings, L.P.(1)	18,533,076	51.9%	18,533,076	—	—%
David Lopez(2)	233,147	0.7%	233,147	—	—%
Kimo Akiona(3)	31,896	0.1%	31,896	—	—%
Victor Gallo(4)	45,755	0.1%	45,755	—	—%
Sigmund Lee(5)	126,287	0.4%	126,287	—	—%

(1)

Represents shares of our common stock held of record by Holdings. All of the shares held by Holdings are subject to the irrevocable proxy granted by Holdings to VoteCo pursuant to the Irrevocable Proxy and Power of Attorney, dated as of January 29, 2018, irrevocably constituting and appointing VoteCo, with full power of substitution, its true and lawful proxy and attorney-in-fact to: (i) vote all of the shares of our common stock held by Holdings at any meeting (and any adjournment or postponement thereof) of our stockholders, and in connection with any written consent of our stockholders, and (ii) direct and effect the sale, transfer or other disposition of all or any part of the shares of our common stock held by Holdings, if, as and when so determined in the sole discretion of VoteCo. The irrevocable proxy terminates with respect to any shares of our common stock that are sold, transferred or otherwise disposed of by VoteCo upon such sale, transfer or other disposition. VoteCo is member-managed by its two members, Marc Rowan and David Sambur. Mr. Rowan holds a majority of the membership interest of VoteCo and as such may be deemed to share voting and dispositive control, and beneficial ownership, with VoteCo with respect to the shares of our common stock subject to the irrevocable proxy granted to VoteCo. Apollo Gaming Holdings GP, LLC (“Holdings GP”) is the general partner of Holdings. Apollo Management VIII, L.P. (“Management VIII”) is the manager of Holdings GP and of Apollo Investment Fund VIII, L.P. (“AIF VIII”). AIF VIII is a member of Holdings GP, and as such has the right to direct Management VIII in its management of Holdings GP,

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and is also a limited partner of Holdings. AIF VIII Management, LLC (“AIF VIII LLC”) is the general partner of Management VIII. Apollo Management, L.P. (“Apollo Management”) is the sole member-manager of AIF VIII LLC, and Apollo Management GP, LLC (“Management GP”) is the general partner of Apollo Management. Apollo Management Holdings, L.P. (“Management Holdings”) is the sole member and manager of Management GP. Apollo Management Holdings GP, LLC (“Management Holdings GP”) is the general partner of Management Holdings. Leon Black, Joshua Harris and Mr. Rowan are the managers, as well as executive officers, of Management Holdings GP. Due to the irrevocable proxy granted to VoteCo, none of Holdings, Holdings GP, Management VIII, AFI VIII, AIF VIII LLC, Apollo Management, Management GP, Management Holdings or Management Holdings GP are deemed to beneficially own the shares of our common stock held by Holdings. Messrs. Black, Harris, Rowan and Sambur each disclaim beneficial ownership of the shares of our common stock that are beneficially owned by VoteCo, or directly held of record by Holdings. The address of VoteCo is 5475 S. Decatur Blvd., Las Vegas, Nevada 89118. The address of each of Holdings, Holdings GP, Management VIII, AIF VIII LLC, Apollo Management, Management GP, Management Holdings and Management Holdings GP, and Messrs. Black, Harris, Rowan and Sambur, is 9 West 57th Street, 43rd Floor, New York, New York 10019.
(2)	Number of shares beneficially owned includes 139,889 shares of common stock issuable upon the exercise of options within 60 days.
(3)	Number of shares beneficially owned includes 15,153 shares of common stock issuable upon the exercise of options within 60 days.
(4)	Number of shares beneficially owned includes 15,544 shares of common stock issuable upon the exercise of options within 60 days.
(5)	Number of shares beneficially owned includes 126,287 shares of common stock issuable upon the exercise of options within 60 days.

Material Relationships with Selling Stockholders

Holdings is an affiliate of our Sponsor. Additionally, Holdings is a party to the Securityholders Agreement and the Stockholders Agreement, each of which provides our Sponsor with certain governance and investment rights in the Company. The remaining selling stockholders are also parties to the Securityholders Agreement, which provides these selling stockholders with certain investment rights in the Company. For more information on each of these agreements, please refer to the description of these agreements found in the 2017 Annual Report, which is incorporated herein by reference.

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DESCRIPTION OF CAPITAL STOCK

The following is a summary of all material characteristics of our capital stock as set forth in our amended and restated articles of incorporation and amended and restated bylaws. The summary does not purport to be complete and is qualified in its entirety by reference to our amended and restated articles of incorporation and amended and restated bylaws and the applicable provisions of Nevada law.

Capital Stock

The outstanding shares of our common stock are currently held by 15 holders. Our amended and restated articles of incorporation provides that our authorized capital stock consist of 450,000,000 shares of common stock, par value $0.01 per share, and 50,000,000 shares of preferred stock, par value $0.01 per share. As of June 29, 2018, we have 35,259,930 shares of common stock and zero shares of preferred stock outstanding.

Common Stock

Voting Rights. The holders of our common stock are entitled to one vote per share on all matters submitted for action by the stockholders, and do not have cumulative voting rights with respect to the election of our directors. Accordingly, a holder of more than 50% of the then-outstanding shares of our common stock will be able, if it so chooses, to determine the outcome of any election of our directors regardless of any vote cast in the election by the holders of the remaining shares.

Dividend Rights. All shares of our common stock are entitled to share equally in any dividends our board of directors may declare from legally available sources, subject to the terms of any outstanding preferred stock. Our senior secured credit facilities and other debt instruments may impose restrictions on our ability to declare dividends with respect to our common stock.

Liquidation Rights. Upon liquidation or dissolution of our company, whether voluntary or involuntary, all shares of our common stock will be entitled to share equally in the assets available for distribution to stockholders after payment of all of our prior obligations, including obligations pursuant to the terms of any then-outstanding preferred stock.

Registration Rights. Under the terms of the Securityholders Agreement, we have agreed to register shares of our common stock beneficially owned by affiliates of Apollo, including the Apollo Group, under certain circumstances.

Other Matters. The holders of our common stock have no preemptive or conversion rights, and our common stock is not subject to further calls or assessments by us. There are no redemption or sinking fund provisions applicable to our common stock, other than pursuant to the gaming and regulatory matters provisions of our amended and restated articles of incorporation. See “—Certain Redemption Provisions.”

Redemption Rights. Our amended and restated articles of incorporation contain provisions establishing the right to redeem the equity securities of disqualified holders if, among other circumstances, such action is necessary to avoid any regulatory sanctions, to prevent the loss or to secure the reinstatement of any license or franchise or if such holder is determined by any gaming regulatory agency to be unsuitable, has an application for a license or permit denied or rejected, or has a previously issued license or permit rescinded, suspended, revoked or not renewed. Our amended and restated articles of incorporation also contains provisions defining the redemption price and the rights of a disqualified security holder.

Preferred Stock

Pursuant to our amended and restated articles of incorporation, our board of directors, without stockholder approval, is authorized to issue, from time to time, up to an aggregate of 50,000,000 shares of preferred stock in

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one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each such series thereof, including the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption (including sinking fund provisions), redemption prices, liquidation preferences and the number of shares constituting any series or designations of such series. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of common stock. The issuance of preferred stock, while providing flexibility in connection with possible future financings and acquisitions and other corporate purposes could, under certain circumstances, have the effect of delaying, deferring or preventing a change in control of us and might affect the market price of our common stock. See “—Certain Anti-Takeover, Limited Liability and Indemnification Provisions.”

Certain Redemption Provisions

Our amended and restated articles of incorporation contain provisions establishing the right to redeem the equity securities of disqualified holders if, among other circumstances, such action is necessary to avoid any regulatory sanctions, to prevent the loss or to secure the reinstatement of any license or franchise, or if such holder is determined by any gaming regulatory agency to be unsuitable, has an application for a license or permit denied or rejected, or causes us to have a previously issued license or permit rescinded, suspended, revoked or not renewed, or if our board of directors determines that such holder is likely to (i) preclude or materially delay, impede, impair, threaten or jeopardize any license or franchise, (ii) cause or otherwise result in, the disapproval, cancellation, termination, material adverse modification or non-renewal of any material contract to which we are party or (iii) cause or otherwise result in the imposition of any materially burdensome or unacceptable terms or conditions on any license or franchise. The amended and restated articles of incorporation also contain provisions defining the redemption price and the rights of a disqualified security holder.

Certain Anti-Takeover, Limited Liability and Indemnification Provisions

We are governed by the Nevada Revised Statutes (“NRS”). Our amended and restated articles of incorporation, our amended and restated bylaws and the NRS contain provisions that could make more difficult the acquisition of us by means of a tender offer, a proxy contest or otherwise, or to remove or replace our current management, and may have the effect of delaying, deterring or preventing a change in control of us.

“Blank Check” Preferred Stock. Our amended and restated articles of incorporation authorize “blank check” preferred stock that could be issued by our board of directors to, among other things, increase the number of outstanding shares or establish a stockholders rights plan making a takeover more difficult and expensive.

Classified Board and Holdings Nomination Rights. Our board of directors is divided into three classes. The members of each class serve staggered, three-year terms (other than with respect to the initial terms of the Class I and Class II directors, which will be one and two years, respectively). Upon the expiration of the term of a class of directors, directors in that class will be elected for three-year terms at the annual meeting of stockholders in the year in which their term expires. Under our Stockholders Agreement, so long as the Apollo Group beneficially owns at least 5% of our outstanding common stock, Holdings has the right to nominate a number of directors to our board of directors equal to (a) the total number of our directors multiplied by (b) the percentage of outstanding common stock beneficially owned by the Apollo Group, rounded up to the nearest whole number.

Removal of Directors. Except for any directors elected or otherwise designated pursuant to the terms of any preferred stock, any director or the entire board of directors may be removed at any time, with or without cause, by the affirmative vote of not less than two-thirds of the voting power of our outstanding shares entitled to vote generally in the election of directors.

Vacancies. Vacancies on our board of directors may be filled only by a majority of our board of directors in office, although less than a quorum, or by a sole remaining director. In addition, until the first time the Apollo Group no longer beneficially owns at least 5% of our outstanding common stock, the vacancy of a director

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nominated by Holdings pursuant to the Stockholders Agreement must be filled by a director nominated by Holdings.

No Stockholder Action by Written Consent. As long as the Apollo Group continues to beneficially own at least 50% of the voting power of our issued and outstanding shares of stock , our amended and restated articles of incorporation permit stockholder action by written consent without a meeting. From the first date on which the Apollo Group ceases to beneficially own at least 50% of the voting power of the issued and outstanding shares of our stock, our amended and restated articles of incorporation do not permit stockholder action by written consent without a meeting, except as otherwise provided with respect to any then outstanding series of our preferred stock in its certificate of designation.

Calling of Special Meetings of Stockholders. The amended and restated articles of incorporation also provide that holders of our common stock, as such, will have the right to call special meetings of our stockholders only until the first date on which the Apollo Group ceases to beneficially own at least 50% of the voting power of the issued and outstanding shares of our stock. Thereafter, default provisions of the NRS limit the right to call special meetings of our stockholders to the board of directors, any two directors or the president of the corporation, unless otherwise specified in the corporation’s amended and restated articles of incorporation or amended and restated bylaws. Our amended and restated articles of incorporation and amended and restated bylaws will not, as of immediately after the consummation of this offering, provide any exceptions permitting stockholders to call special meetings.

Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our amended and restated bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice thereof in writing. To be timely, a stockholder’s notice generally must be delivered to and received at our principal executive offices, not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting; provided, that in the event that the date of such meeting is advanced more than 30 days prior to, or delayed by more than 60 days after, the anniversary of the preceding year’s annual meeting of our stockholders, a stockholder’s notice to be timely must be so delivered not earlier than the close of business on the 120th day prior to such meeting and not later than the close of business on the later of the 90th day prior to such meeting or the 10th day following the day on which public announcement of the date of such meeting is first made. Our amended and restated bylaws also specify certain requirements as to the form and content of a stockholder’s notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders. These provisions generally do not apply to nominations of directors made, or business proposals submitted, by the Apollo Group, and these provisions will not affect any rights of the holders of any series of our preferred stock.

Business Combinations and Acquisition of Control Shares. Pursuant to provisions in our amended and restated articles of incorporation and amended and restated bylaws, we have elected not to be governed by certain Nevada statutes that may have the effect of discouraging corporate takeovers. Nevada’s “combinations with interested stockholders” statutes (NRS 78.411 through 78.444, inclusive) prohibit specified types of business “combinations” between certain Nevada corporations and any person deemed to be an “interested stockholder” for two years after such person first becomes an “interested stockholder” unless the corporation’s board of directors approves the combination (or the transaction by which such person becomes an “interested stockholder”) in advance, or unless the combination is approved by the board of directors and sixty percent of the corporation’s voting power not beneficially owned by the interested stockholder, its affiliates and associates. Furthermore, in the absence of prior approval certain restrictions may apply even after such two-year period. For purposes of these statutes, an “interested stockholder” is any person who is (1) the beneficial owner, directly or indirectly, of ten percent or more of the voting power of the outstanding voting shares of the corporation, or (2) an affiliate or associate of the corporation and at any time within the two previous years was the beneficial owner, directly or indirectly, of ten percent or more of the voting power of the then-outstanding shares of the corporation. The definition of the term “combination” is sufficiently broad to cover most significant transactions between a corporation and an “interested stockholder.” Our amended and restated articles of incorporation provide that these statutes will not apply to us.

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Nevada’s “acquisition of controlling interest” statutes (NRS 78.378 through 78.3793, inclusive) contain provisions governing the acquisition of a controlling interest in certain Nevada corporations. These “control share” laws provide generally that any person that acquires a “controlling interest” in certain Nevada corporations may be denied voting rights, unless a majority of the disinterested stockholders of the corporation elects to restore such voting rights. These laws will apply to us and any person acquiring shares of our common stock if we were to have 200 or more stockholders of record (at least 100 of whom have addresses in Nevada appearing on our stock ledger) and do business in the State of Nevada directly or through an affiliated corporation, unless our amended and restated articles of incorporation or amended and restated bylaws in effect on the tenth day after the acquisition of a controlling interest provide otherwise. These laws provide that a person acquires a “controlling interest” whenever a person acquires shares of a subject corporation that, but for the application of these provisions of the NRS, would enable that person to exercise (1) one-fifth or more, but less than one-third, (2) one-third or more, but less than a majority or (3) a majority or more, of all of the voting power of the corporation in the election of directors. Once an acquirer crosses one of these thresholds, shares which it acquired in the transaction taking it over the threshold and within the 90 days immediately preceding the date when the acquiring person acquired or offered to acquire a controlling interest become “control shares” to which the voting restrictions described above apply. Our amended and restated bylaws provide that these statutes do not apply to any acquisition of our common stock by the Apollo Group or any of its affiliates, or any direct transferee of its shares of our common stock.

In addition, NRS 78.139 also provides that directors may resist a change or potential change in control if the directors, by majority vote of a quorum, determine that the change is opposed to, or not in, the best interests of the corporation.

Amendment to our Articles of Incorporation. Prior to the time when the Apollo Group no longer beneficially owns at least 25% of the total voting power of our outstanding shares entitled to vote generally in the election of directors, the approval by both a majority of the directors then in office and a majority of the directors nominated by Holdings pursuant to the Stockholders Agreement will be required for any amendment, modification or repeal of any provision of our amended and restated articles of incorporation.

Amendment to our Bylaws. Prior to the time when the Apollo Group first ceases to beneficially own at least 25% of the voting power of our outstanding shares entitled to vote generally in the election of directors, the approval of both a majority of the directors then in office and a majority of the directors nominated by Holdings pursuant to the Stockholders Agreement is required for any amendment, modification or repeal of any provision of our amended and restated bylaws adopted by our board of directors. Additionally, prior to the first date on which the Apollo Group ceases to beneficially own at least 50% of the voting power of our issued and outstanding shares of stock, any amendment, modification or repeal of any provision of our amended and restated bylaws may be adopted by the affirmative vote of holders of a majority of the voting power of our outstanding shares of stock entitled to vote on the matter. Once the Apollo Group no longer beneficially owns at least 50% of the voting power of our issued and outstanding shares of stock, the affirmative vote of holders of at least two-thirds of the voting power of our outstanding shares of stock entitled to vote on the matter will be necessary for stockholders to adopt any amendment, modification or repeal of any provision of our amended and restated bylaws.

Limitation of Officer and Director Liability and Indemnification Arrangements. Our amended and restated articles of incorporation limits the liability of our officers and directors to the maximum extent permitted by Nevada law. Nevada law provides that our directors and officers will not be personally liable to us, our stockholders or our creditors, for monetary damages for any act or omission in their capacity as a director or officer unless it is proven that the act or omission constituted a breach of their fiduciary duties as a director or officer, as applicable, and the breach involved intentional misconduct, fraud or a knowing violation of law.

Our amended and restated articles of incorporation also generally provide that we shall indemnify to the fullest extent permitted by the NRS, subject to limited exceptions, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit, investigation, administrative

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hearing or any other proceeding by reason of the fact that he or she is or was a director or officer of ours, or is or was serving at our request as a director, officer, employee or agent of another entity, against expenses incurred by him in connection with such proceeding.

We currently maintain liability insurance for our directors and officers. In addition, certain of our directors are also insured under Apollo’s professional liability insurance policies and may be indemnified under Apollo’s bylaws or other constitutive documents.

We have entered into separate indemnification agreements with each of our directors and executive officers, which are broader than the specific indemnification provisions contained in the NRS. These indemnification agreements require us, among other things, to indemnify our directors and officers against liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct. These indemnification agreements may also require us to advance any expenses incurred by the directors or officers as a result of any proceeding against them as to which they could be indemnified and to obtain directors’ and officers’ insurance, if available on reasonable terms.

Currently, to our knowledge, there is no pending litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification by us is sought, nor are we aware of any threatened litigation or proceeding that may result in a claim for indemnification.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted for our directors, officers and controlling persons under the foregoing provisions or otherwise, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Corporate Opportunity

Our amended and restated articles of incorporation provide that we expressly renounce any interest or expectancy in any business opportunity, transaction or other matter in which any Covered Apollo Person (as defined in our amended and restated articles of incorporation) participates or desires or seeks to participate in, even if the opportunity is one that we would reasonably be deemed to have pursued if given the opportunity to do so. The renouncement does not apply to any business opportunities that are presented in writing to a Covered Apollo Person solely in such person’s capacity as an officer or director of us.

Forum Selection

Our articles of incorporation provide that unless we consent in writing to the selection of an alternative forum, the Eighth Judicial District Court of Clark County, Nevada shall be the sole and exclusive forum for any or all actions, suits or proceedings, whether civil, administrative or investigative or that asserts any claim or counterclaim: (a) brought in our name or right or on our behalf; (b) asserting a claim for breach of any fiduciary duty owed by any of our directors, officers, employees or agents to us or our stockholders; (c) arising or asserting a claim arising pursuant to any provision of the NRS Chapters 78 or 92A or any provision of our amended and restated articles of incorporation or our amended and restated bylaws; (d) to interpret, apply, enforce or determine the validity of our amended and restated articles of incorporation or our amended and restated bylaws; or (e) asserting a claim governed by the internal affairs doctrine, in each such case subject to the Eighth Judicial District Court having personal jurisdiction over the indispensable parties named as defendants therein. Any person or entity purchasing or otherwise acquiring any interest in our capital stock will be deemed to have notice of and consent to this forum selection provision.

Dissenter’s Rights

The provisions of Nevada’s dissenter’s rights statutes (NRS 92A.300 through 92A.500, inclusive) specify certain corporate actions giving rise to the right of a stockholder to demand payment of “fair value” (as defined in NRS 92A.320) of such stockholder’s shares, subject to a number of limitations and procedural requirements.

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Stockholders’ Derivative Actions

Our stockholders may be entitled to bring an action in our name to procure a judgment in our favor, also known as a derivative action, subject to the requirements of applicable law.

Deemed Notice and Consent

Our amended and restated articles of incorporation provide that any person purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed, to the fullest extent permitted by law, to have notice of and consented to all of the provisions of our amended and restated articles of incorporation (including, without limitation, the provisions described above under “—Exclusive Forum”), our amended and restated bylaws and any amendment to our amended and restated articles of incorporation or amended and restated bylaws enacted in accordance therewith and applicable law.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is the American Stock Transfer & Trust Company, LLC.

Securities Exchange

Our shares of common stock are listed on the New York Stock Exchange under the symbol “AGS.”

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DESCRIPTION OF DEBT SECURITIES

We may issue debt securities either separately, or together with, or upon the conversion or exercise of or in exchange for, other securities described in this prospectus. The following description of the terms of our senior debt securities and subordinated debt securities (together, the “debt securities”) sets forth certain general terms and provisions of the debt securities to which any prospectus supplement may relate. Unless otherwise noted, the general terms and provisions of our debt securities discussed below apply to both our senior debt securities and our subordinated debt securities. The particular terms of any debt securities and the extent, if any, to which such general provisions will not apply to such debt securities will be described in the prospectus supplement relating to such debt securities.

Our debt securities may be issued from time to time in one or more series. The senior debt securities will be issued from time to time in series under an indenture between us and a trustee named therein, as Senior Indenture Trustee (as amended or supplemented from time to time, the “senior indenture”). The subordinated debt securities will be issued from time to time under a subordinated indenture to be entered into between us and a trustee named therein, as Subordinated Indenture Trustee (the “subordinated indenture” and, together with the senior indenture, the “indentures”). The Senior Indenture Trustee and the Subordinated Indenture Trustee are both referred to, individually, as the “Trustee.” The senior debt securities will constitute our unsecured and unsubordinated obligations and the subordinated debt securities will constitute our unsecured and subordinated obligations. A detailed description of the subordination provisions is provided below under the caption “—Ranking and Subordination—Subordination.” In general, however, if we declare bankruptcy, holders of the senior debt securities will be paid in full before the holders of subordinated debt securities will receive anything.

The statements set forth below are brief summaries of certain provisions contained in the indentures, which summaries do not purport to be complete and are qualified in their entirety by reference to the indentures, forms of which are filed as an exhibit to the registration statement of which this prospectus forms a part. Terms used herein that are otherwise not defined shall have the meanings given to them in the indentures. Such defined terms shall be incorporated herein by reference.

The indentures will not limit the amount of debt securities which may be issued under the applicable indenture and debt securities may be issued under the applicable indenture up to the aggregate principal amount which may be authorized from time to time by us. Any such limit applicable to a particular series will be specified in the prospectus supplement relating to that series.

The applicable prospectus supplement will disclose the terms of each series of debt securities in respect to which such prospectus is being delivered, including the following:

•	the designation and issue date of the debt securities;

•	the date or dates on which the principal of the debt securities is payable;

•	the rate or rates (or manner of calculation thereof), if any, per annum at which the debt securities will bear interest, if any;

•	the date or dates, if any, from which interest will accrue and the interest payment date or dates for the debt securities;

•	any limit upon the aggregate principal amount of the debt securities which may be authenticated and delivered under the applicable indenture;

•	the period or periods within which the redemption price or prices or the repayment price or prices, as the case may be, and the terms and conditions upon which the debt securities may be redeemed at the Company’s option or the option of the holder of such debt securities;

•	the obligation, if any, of the Company to purchase the debt securities pursuant to any sinking fund or analogous provisions or at the option of a holder of such debt securities and the period or periods within which, the price or prices at which and the terms and conditions upon which such debt securities will be purchased, in whole or in part, pursuant to such obligation;

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•	if other than denominations of $2,000 and any integral multiple of $1,000, the denominations in which the debt securities will be issuable;

•	provisions, if any, with regard to the conversion or exchange of the debt securities, at the option of the holders of such debt securities or the Company, as the case may be, for or into new securities of a different series, shares of the Company’s common stock or other securities;

•	if other than U.S. dollars, the currency or currencies or units based on or related to currencies in which the debt securities will be denominated and in which payments of principal of, and any premium and interest on, such debt securities shall or may be payable;

•	if the principal of (and premium, if any) or interest, if any, on the debt securities are to be payable, at the election of the Company or a holder of such debt securities, in a currency (including a composite currency) other than that in which such debt securities are stated to be payable, the period or periods within which, and the terms and conditions upon which, such election may be made;

•	if the amount of payments of principal of (and premium, if any) or interest, if any, on the debt securities may be determined with reference to an index based on a currency (including a composite currency) other than that in which such debt securities are stated to be payable, the manner in which such amounts shall be determined;

•	provisions, if any, related to the exchange of the debt securities, at the option of the holders of such debt securities, for other securities of the same series of the same aggregate principal amount or of a different authorized series or different authorized denomination or denominations, or both;

•	the portion of the principal amount of the debt securities, if other than the principal amount thereof, which shall be payable upon declaration of acceleration of the maturity thereof as more fully described under the section “—Events of Default, Notice and Waiver” below;

•	whether the debt securities will be issued in the form of global securities and, if so, the identity of the depositary with respect to such global securities;

•	if the debt securities will be guaranteed, the terms and conditions of such guarantees and provisions for the accession of the guarantors to certain obligations under the applicable indenture;

•	with respect to subordinated debt securities only, the amendment or modification of the subordination provisions in the subordinated indenture with respect to the debt securities; and

•	any other specific terms.

We may issue debt securities of any series at various times and we may reopen any series for further issuances from time to time without notice to existing holders of securities of that series.

Some of the debt securities may be issued as original issue discount debt securities. Original issue discount debt securities bear no interest or bear interest at below-market rates. These are sold at a discount below their stated principal amount. If we issue these securities, the applicable prospectus supplement will describe any special tax, accounting or other information which we think is important. We encourage you to consult with your own competent tax and financial advisors on these important matters.

Unless we specify otherwise in the applicable prospectus supplement, the covenants contained in the indentures will not provide special protection to holders of debt securities if we enter into a highly leveraged transaction, recapitalization or restructuring.

Unless otherwise set forth in the applicable prospectus supplement, interest on outstanding debt securities will be paid to holders of record on the date that is 15 days prior to the date such interest is to be paid, or, if not a business day, the next preceding business day. Unless otherwise specified in the applicable prospectus supplement, debt securities will be issued in fully registered form only. Unless otherwise specified in the applicable prospectus supplement, the principal amount of the debt securities will be payable at the corporate

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trust office of the Trustee in New York, New York. The debt securities may be presented for transfer or exchange at such office unless otherwise specified in the applicable prospectus supplement, subject to the limitations provided in the applicable indenture, without any service charge, but we may require payment of a sum sufficient to cover any tax or other governmental charges payable in connection therewith.

Guarantees

Our payment obligations under any series of the debt securities may be guaranteed by one or more of our subsidiaries; however, we have not registered any such guarantees with the SEC and, in order to provide such guarantees, we would be required to file a separate registration statement or file an amendment to the registration statement of which this prospectus forms a part with respect to such guarantees. If a series of debt securities is so guaranteed by any of our subsidiaries, such subsidiaries will execute a supplemental indenture or notation of guarantee as further evidence of their guarantee. The applicable prospectus supplement will describe the terms of any guarantee by our subsidiaries or any other persons.

The obligations of each guarantor under its guarantee may be limited to the maximum amount that will not result in such guarantee obligations constituting a fraudulent conveyance or fraudulent transfer under federal or state law, after giving effect to all other contingent and fixed liabilities of that subsidiary and any collections from or payments made by or on behalf of any other guarantor in respect to its obligations under its guarantee.

Ranking and Subordination

Ranking

The senior debt securities will be our unsecured, senior obligations, and will rank equally with our other unsecured and unsubordinated obligations. Any guarantees of the senior debt securities will be unsecured and senior obligations of each of the guarantors, and will rank equally with all other unsecured and unsubordinated obligations of such guarantor. The subordinated debt securities will be our unsecured, subordinated obligations and the guarantees of the subordinated debt securities will be unsecured and subordinated obligations of each of the guarantors.

The debt securities and the related guarantees will effectively rank junior in right of payment to any of our or the guarantors’ existing and future secured obligations to the extent of the value of the assets securing such obligations. The debt securities and the guarantees will be effectively subordinated to all existing and future liabilities, including indebtedness and trade payables, of our non-guarantor subsidiaries. Unless otherwise set forth in the prospectus supplement relating to such series of debt securities, the indentures will not limit the amount of indebtedness or other liabilities that can be incurred by our non-guarantor subsidiaries.

Furthermore, we are a holding company with no material business operations. Our ability to service our respective indebtedness and other obligations is dependent primarily upon the earnings and cash flow of our subsidiaries and the distribution or other payment to us of such earnings or cash flow. In addition, certain indebtedness of our subsidiaries contains, and future agreements relating to any indebtedness of our subsidiaries may contain, significant restrictions on the ability of our subsidiaries to pay dividends or otherwise make distributions to us.

Subordination

If issued, the indebtedness evidenced by the subordinated debt securities will be subordinate to the prior payment in full of all our Senior Indebtedness (as defined below). During the continuance beyond any applicable grace period of any default in the payment of principal, premium, interest or any other payment due on any of our Senior Indebtedness, we may not make any payment of principal of, or premium, if any, or interest on the subordinated debt securities. In addition, upon any payment or distribution of our assets upon any dissolution, winding up, liquidation or reorganization, the payment of the principal of, or premium, if any, and interest on the

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subordinated debt securities will be subordinated to the extent provided in the subordinated indenture in right of payment to the prior payment in full of all our Senior Indebtedness. Because of this subordination, if we dissolve or otherwise liquidate, holders of our subordinated debt securities may receive less, ratably, than holders of our Senior Indebtedness. The subordination provisions do not prevent the occurrence of an event of default under the subordinated indenture.

The subordination provisions also apply in the same way to each guarantor with respect to the Senior Indebtedness of such guarantor.

The term “Senior Indebtedness” of a person means with respect to such person the principal of, premium, if any, interest on, and any other payment due pursuant to any of the following, whether outstanding on the date of the subordinated indenture or incurred by that person in the future:

•	all of the indebtedness of that person for borrowed money, including any indebtedness secured by a mortgage or other lien which is (1) given to secure all or part of the purchase price of property subject to the mortgage or lien, whether given to the vendor of that property or to another lender, or (2) existing on property at the time that person acquires it;

•	all of the indebtedness of that person evidenced by notes, debentures, bonds or other similar instruments sold by that person for money;

•	all of the lease obligations which are capitalized on the books of that person in accordance with generally accepted accounting principles;

•	all indebtedness of others of the kinds described in the first two bullet points above and all lease obligations of others of the kind described in the third bullet point above that the person, in any manner, assumes or guarantees or that the person in effect guarantees through an agreement to purchase, whether that agreement is contingent or otherwise; and

•	all renewals, extensions or refundings of indebtedness of the kinds described in the first, second or fourth bullet point above and all renewals or extensions of leases of the kinds described in the third or fourth bullet point above;

unless, in the case of any particular indebtedness, lease, renewal, extension or refunding, the instrument or lease creating or evidencing it or the assumption or guarantee relating to it expressly provides that such indebtedness, lease, renewal, extension or refunding is not superior in right of payment to the subordinated debt securities. Our senior debt securities, and any unsubordinated guarantee obligations of ours or any guarantor to which we and the guarantors are a party, including the guarantors’ guarantees of our debt securities and other indebtedness for borrowed money, constitute Senior Indebtedness for purposes of the subordinated indenture.

Pursuant to the subordinated indenture, the subordinated indenture may not be amended, at any time, to alter the subordination provisions of any outstanding subordinated debt securities without the consent of the requisite holders of each outstanding series or class of Senior Indebtedness (as determined in accordance with the instrument governing such Senior Indebtedness) that would be adversely affected.

Certain Covenants

Limitation on Consolidation, Merger, Conveyance or Transfer on Certain Terms

For so long as any debt securities are outstanding, except as described in the applicable prospectus supplement relating to such debt securities, our company will not consolidate with or merge into any other Person or convey or transfer its properties and assets substantially as an entirety to any Person, unless:

(1)

the Person formed by such consolidation or into which the Company is merged or the Person that acquires by conveyance or transfer the properties and assets of the Company substantially as an entirety shall be organized and existing under the laws of the United States of America or any State or the

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District of Columbia, and will expressly assume, by supplemental indenture, executed and delivered to the Trustee, in form reasonably satisfactory to the Trustee, the due and punctual payment of the principal of (and premium, if any) and interest on all the debt securities and the performance of every covenant of the applicable indenture (as supplemented from time to time) on the part of the Company to be performed or observed;

(2)	immediately after giving effect to such transaction, no Event of Default, and no event which, after notice or lapse of time, or both, would become an Event of Default, shall have happened and be continuing; and

(3)	we have delivered to the Trustee an officers’ certificate and an opinion of counsel each stating that such consolidation, merger, conveyance or transfer and such supplemental indenture comply with this covenant and that all conditions precedent provided for relating to such transaction have been complied with.

Upon any consolidation or merger, or any conveyance or transfer of the properties and assets of the Company substantially as an entirety as set forth above, the successor Person formed by such consolidation or into which the Company is merged or to which such conveyance or transfer is made shall succeed to, and be substituted for, and may exercise every right and power of the Company under the applicable indenture with the same effect as if such successor had been named as the Company in the applicable indenture. In the event of any such conveyance or transfer, the Company as the predecessor shall be discharged from all obligations and covenants under the applicable indenture and the debt securities issued under such indenture and may be dissolved, wound up or liquidated at any time thereafter.

Except as described in this prospectus and any applicable prospectus supplement, the indentures and the debt securities do not contain any covenants or other provisions designed to afford holders of debt securities protection in the event of a recapitalization or highly leveraged transaction involving the Company.

Any covenants of the Company pertaining to a series of debt securities will be set forth in the applicable prospectus supplement.

Certain Definitions

The following are certain of the terms defined in the indentures:

•	“GAAP” means generally accepted accounting principles as such principles are in effect in the United States as of the date of the applicable indenture.

•	“Person” means any individual, corporation, limited liability company, partnership, joint venture, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

•	“Security Register” means the register or registers we shall keep or cause to be kept, in which, we shall provide for the registration of debt securities, or of debt securities of a particular series, and of transfers of debt securities or of debt securities of such series.

•	“Significant Subsidiary” means any Subsidiary which would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as in effect on the date of the applicable indenture.

•	“Subsidiary” means, with respect to any Person, any corporation more than 50% of the voting stock of which is owned directly or indirectly by such Person, and any partnership, association, joint venture or other entity in which such Person owns more than 50% of the equity interests or has the power to elect a majority of the board of directors or other governing body.

Optional Redemption

Unless we specify otherwise in the applicable prospectus supplement, we may redeem any of the debt securities as a whole at any time or in part from time to time, at our option, on at least 30 days, but not more than

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60 days, prior notice mailed to the registered address of each holder of the debt securities to be redeemed, at respective redemption prices equal to the greater of:

•	100% of the principal amount of the debt securities to be redeemed, and

•	the sum of the present values of the Remaining Scheduled Payments, as defined below, discounted to the redemption date, on a semi-annual basis, assuming a 360 day year consisting of twelve 30 day months, at the Treasury Rate, as defined below, plus the number, if any, of basis points specified in the applicable prospectus supplement;

plus, in each case, accrued interest to the date of redemption that has not been paid (such redemption price, the “Redemption Price”).

“Comparable Treasury Issue” means, with respect to the debt securities, the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term (“Remaining Life”) of the debt securities being redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the Remaining Life of such debt securities.

“Comparable Treasury Price” means, with respect to any redemption date for the debt securities: (1) the average of two Reference Treasury Dealer Quotations for that redemption date, after excluding the highest and lowest of four such Reference Treasury Dealer Quotations; or (2) if the Trustee obtains fewer than four Reference Treasury Dealer Quotations, the average of all quotations obtained by the Trustee.

“Independent Investment Banker” means one of the Reference Treasury Dealers, to be appointed by us.

“Reference Treasury Dealer” means a primary U.S. Government securities dealer to be selected by us.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue, expressed in each case as a percentage of its principal amount, quoted in writing to the Trustee by such Reference Treasury Dealer at 3:00 p.m., New York City time, on the third business day preceding such redemption date.

“Remaining Scheduled Payments” means, with respect to each debt security to be redeemed, the remaining scheduled payments of the principal thereof and interest thereon that would be due after the related redemption date but for such redemption; provided, however, that, if such redemption date is not an interest payment date with respect to such debt security, the amount of the next succeeding scheduled interest payment thereon will be deemed to be reduced by the amount of interest accrued thereon to such redemption date.

“Treasury Rate” means, with respect to any redemption date for the debt securities: (1) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated“H.15(519)” or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury debt securities adjusted to constant maturity under the caption “Treasury Constant Maturities,” for the maturity corresponding to the Comparable Treasury Issue; provided that if no maturity is within three months before or after the maturity date for the debt securities, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue will be determined and the Treasury Rate will be interpolated or extrapolated from those yields on a straight line basis, rounding to the nearest month; or (2) if that release, or any successor release, is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for that redemption date. The Treasury Rate will be calculated on the third business day preceding the redemption date.

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On and after the redemption date, interest will cease to accrue on the debt securities or any portion thereof called for redemption, unless we default in the payment of the Redemption Price, and accrued interest. On or before the redemption date, we shall deposit with a paying agent, or the applicable Trustee, money sufficient to pay the Redemption Price of and accrued interest on the debt securities to be redeemed on such date. If we elect to redeem less than all of the debt securities of a series, then the Trustee will select the particular debt securities of such series to be redeemed in a manner it deems appropriate and fair.

Defeasance

Except as otherwise set forth in the prospectus supplement relating to the debt securities, each indenture will provide that we, at our option,

(a)	will be discharged from any and all obligations in respect of any series of debt securities (except in each case for certain obligations to register the transfer or exchange of debt securities, replace stolen, lost or mutilated senior debt securities, maintain paying agencies and hold moneys for payment in trust), or

(b)	need not comply with the covenants described above under “—Certain Covenants,” and any other restrictive covenants described in a prospectus supplement relating to such series of debt securities, the guarantors will be released from the guarantees and certain Events of Default (other than those arising out of the failure to pay interest or principal on the debt securities of a particular series and certain events of bankruptcy, insolvency and reorganization) will no longer constitute Events of Default with respect to such series of debt securities, in each case if we deposit with the Trustee, in trust, money or the equivalent in securities of the government which issued the currency in which the debt securities are denominated or government agencies backed by the full faith and credit of such government, or a combination thereof, which through the payment of interest thereon and principal thereof in accordance with their terms will provide money in an amount sufficient to pay all the principal (including any mandatory sinking fund payments) of, and interest on, such series on the dates such payments are due in accordance with the terms of such series.

To exercise any such option, we are required, among other things, to deliver to the Trustee an opinion of counsel to the effect that the deposit and related defeasance would not cause the holders of such series to recognize income, gain or loss for U.S. Federal income tax purposes and, in the case of a discharge pursuant to clause (a) above, accompanied by a ruling to such effect received from or published by the United States Internal Revenue Service.

In addition, we are required to deliver to the Trustee an officers’ certificate stating that such deposit was not made by us with the intent of preferring the holders over other creditors of ours or with the intent of defeating, hindering, delaying or defrauding creditors of ours or others.

Events of Default, Notice and Waiver

Except as otherwise set forth in the applicable prospectus supplement, each indenture will provide that, if an Event of Default specified therein with respect to any series of debt securities issued thereunder shall have happened and be continuing, either the Trustee thereunder or the holders of 33 1/3% in aggregate principal amount of the outstanding debt securities of such series (or 33 1/3% in aggregate principal amount of all outstanding debt securities under such indenture, in the case of certain Events of Default affecting all series of debt securities issued under such indenture) may declare the principal of all the debt securities of such series to be due and payable.

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“Events of Default” in respect of any series will be defined in the indentures as being:

•	default for 30 days in payment of any interest installment with respect to such series;

•	default in payment of principal of, or premium, if any, on, or any sinking or purchase fund or analogous obligation with respect to, debt securities of such series when due at their stated maturity, by declaration or acceleration, when called for redemption or otherwise;

•	default for 90 days after written notice to us by the Trustee thereunder or by holders of 331/3% in aggregate principal amount of the outstanding debt securities of such series in the performance, or breach, of any covenant or warranty pertaining to debt securities of such series; and

•	certain events of bankruptcy, insolvency and reorganization with respect to us or any Significant Subsidiary of ours which is organized under the laws of the United States or any political sub-division thereof or the entry of an order ordering the winding up or liquidation of our affairs.

Any additions, deletions or other changes to the Events of Default which will be applicable to a series of debt securities will be described in the prospectus supplement relating to such series of debt securities.

Each indenture will provide that the Trustee thereunder will, within 90 days after the occurrence of a default with respect to the debt securities of any series issued under such indenture, give to the holders of the debt securities of such series notice of all uncured and unwaived defaults known to it; provided, however, that, except in the case of default in the payment of principal of, premium, if any, or interest, if any, on any of the debt securities of such series, the Trustee thereunder will be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the interests of the holders of the debt securities of such series. The term “default” for the purpose of this provision means any event which is, or after notice or lapse of time or both would become, an Event of Default with respect to debt securities of such series.

Each indenture will contain provisions entitling the Trustee under such indenture, subject to the duty of the Trustee during an Event of Default to act with the required standard of care, to be indemnified to its reasonable satisfaction by the holders of the debt securities before proceeding to exercise any right or power under the applicable indenture at the request of holders of such debt securities.

Each indenture will provide that the holders of a majority in aggregate principal amount of the outstanding debt securities of any series issued under such indenture may direct the time, method and place of conducting proceedings for remedies available to the Trustee or exercising any trust or power conferred on the Trustee in respect of such series, subject to certain conditions.

Except as otherwise set forth in the applicable prospectus supplement, in certain cases, the holders of a majority in principal amount of the outstanding debt securities of any series may waive, on behalf of the holders of all debt securities of such series, any past default or Event of Default with respect to the debt securities of such series except, among other things, a default not theretofore cured in payment of the principal of, or premium, if any, or interest, if any, on any of the senior debt securities of such series or payment of any sinking or purchase fund or analogous obligations with respect to such senior debt securities.

Each indenture will include a covenant that we will file annually with the Trustee a certificate of no default or specifying any default that exists.

Modification of the Indentures

Except as set forth in the applicable prospectus supplement, we and the Trustee may, without the consent of the holders of the debt securities issued under the indenture governing such debt securities, enter into indentures supplemental to the applicable indenture for, among others, one or more of the following purposes:

(1)	to evidence the succession of another Person to the Company or any guarantor, and the assumption by such successor of the Company’s or any guarantor’s obligations under the applicable indenture and the debt securities of any series or the guarantees relating thereto;

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(2)	to add to the covenants of the Company or any guarantor, or to surrender any rights or powers of the Company or any guarantor for the benefit of the holders of debt securities of any or all series issued under such indenture;

(3)	to cure any ambiguity, to correct or supplement any provision in the applicable indenture which may be inconsistent with any other provision therein, or to make any other provisions with respect to matters or questions arising under such indenture;

(4)	to add to the applicable indenture any provisions that may be expressly permitted by the Trust Indenture Act of 1939, as amended, or “the Act,” excluding the provisions referred to in Sections 316(a)(2) and 316(b) of the Act as in effect at the date as of which the applicable indenture was executed or any corresponding provision in any similar federal statute hereafter enacted;

(5)	to establish the form or terms of any series of debt securities to be issued under the applicable indenture, to provide for the issuance of any series of debt securities and/or to add to the rights of the holders of debt securities;

(6)	to evidence and provide for the acceptance of any successor Trustee with respect to one or more series of debt securities or to add or change any of the provisions of the applicable indenture as shall be necessary to facilitate the administration of the trusts thereunder by one or more trustees in accordance with the applicable indenture;

(7)	to provide any additional Events of Default;

(8)	to provide for uncertificated securities in addition to or in place of certificated securities; provided that the uncertificated securities are issued in registered form for certain federal tax purposes;

(9)	to provide for the terms and conditions of converting those debt securities that are convertible into shares of our common stock or another security;

(10)	to secure any series of debt securities;

(11)	to add guarantors in respect of the debt securities;

(12)	to make any change necessary to comply with any requirement of the Commission in connection with the qualification of the applicable indenture or any supplemental indenture under the Act; and

(13)	to make any other change that does not adversely affect the rights of the holders of the debt securities.

No supplemental indenture for the purpose identified in clauses (2), (3), (5) or (7) above may be entered into if to do so would adversely affect the rights of the holders of debt securities of any series issued under the same indenture in any material respect.

Except as set forth in the applicable prospectus supplement, each indenture will contain provisions permitting us and the Trustee under such indenture, with the consent of the holders of a majority in principal amount of the outstanding debt securities of all series issued under such indenture to be affected voting as a single class, to execute supplemental indentures for the purpose of adding any provisions to or changing or eliminating any of the provisions of the applicable indenture or modifying the rights of the holders of the debt securities of such series to be affected, except that no such supplemental indenture may, without the consent of the holders of affected debt securities, among other things:

(1)	change the maturity of the principal of, or the maturity of any premium on, or any installment of interest on, any such debt security, or reduce the principal amount or the interest or any premium of any such debt securities, or change the method of computing the amount of principal or interest on any such debt securities on any date or change any place of payment where, or the currency in which, any debt securities or any premium or interest thereon is payable, or impair the right to institute suit for the enforcement of any such payment on or after the maturity of principal or premium, as the case may be;

(2)	reduce the percentage in principal amount of any such debt securities the consent of whose holders is required for any supplemental indenture, waiver of compliance with certain provisions of the applicable indenture or certain defaults under the applicable indenture;

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(3)	modify any of the provisions of the applicable indenture related to (i) the requirement that the holders of debt securities issued under such indenture consent to certain amendments of the applicable indenture, (ii) the waiver of past defaults and (iii) the waiver of certain covenants, except to increase the percentage of holders required to make such amendments or grant such waivers;

(4)	impair or adversely affect the contractual right of any holder to institute suit for the enforcement of any payment on, or with respect to, such senior debt securities on or after the maturity of such debt securities; or

(5)	amend or modify the terms of any guarantees in a manner adverse to the holders.

In addition, the subordinated indenture provides that we may not make any change in the terms of the subordination of the subordinated debt securities of any series in a manner adverse in any material respect to the holders of any series of subordinated debt securities without the consent of each holder of subordinated debt securities that would be adversely affected.

Pursuant to the subordinated indenture, the subordinated indenture may not be amended, at any time, to alter the subordination provisions of any outstanding subordinated debt securities without the consent of the requisite holders of each outstanding series or class of Senior Indebtedness (as determined in accordance with the instrument governing such Senior Indebtedness) that would be adversely affected.

The Trustee

The Trustee named under each indenture and its affiliates may also provide banking, trustee and other services for, and transact other banking business with, us in the normal course of business.

Governing Law

The indentures will be governed by, and construed in accordance with, the laws of the State of New York.

Global Securities

We may issue debt securities through global securities. A global security is a security, typically held by a depositary, that represents the beneficial interests of a number of purchasers of the security. If we do issue global securities, the following procedures will apply.

We will deposit global securities with the depositary identified in the applicable prospectus supplement. After we issue a global security, the depositary will credit on its book-entry registration and transfer system the respective principal amounts of the debt securities represented by the global security to the accounts of persons who have accounts with the depositary. These account holders are known as “participants.” The underwriters or agents participating in the distribution of the debt securities will designate the accounts to be credited. Only a participant or a person who holds an interest through a participant may be the beneficial owner of a global security. Ownership of beneficial interests in the global security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the depositary and its participants.

We and the Trustee will treat the depositary or its nominee as the sole owner or holder of the debt securities represented by a global security. Except as set forth below, owners of beneficial interests in a global security will not be entitled to have the debt securities represented by the global security registered in their names. They also will not receive or be entitled to receive physical delivery of the debt securities in definitive form and will not be considered the owners or holders of the debt securities.

Principal, any premium and any interest payments on debt securities represented by a global security registered in the name of a depositary or its nominee will be made to the depositary or its nominee as the registered owner of the global security. None of us, the Trustee or any paying agent will have any responsibility

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or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the global security or the maintaining, supervising or reviewing any records relating to the beneficial ownership interests.

We expect that the depositary, upon receipt of any payments, will immediately credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global security as shown on the depositary’s records. We also expect that payments by participants to owners of beneficial interests in the global security will be governed by standing instructions and customary practices, as is the case with the securities held for the accounts of customers registered in “street names,” and will be the responsibility of the participants.

If the depositary is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, we will issue registered securities in exchange for the global security. In addition, we may at any time in our sole discretion determine not to have any of the debt securities of a series represented by global securities. In that event, we will issue debt securities of that series in definitive form in exchange for the global securities.

Confidential Treatment Requested by PlayAGS, Inc.

DESCRIPTION OF DEPOSITARY SHARES

This section describes the general terms and provisions of the depositary shares we may issue. The applicable prospectus supplement will describe the specific terms of the depositary shares offered by that prospectus supplement and any general terms outlined in this section that will not apply to those depositary shares.

We may issue depositary receipts representing interests in a particular series of preferred stock which are called depositary shares. We will deposit the series of preferred stock which are the subject of depositary shares with a depositary to be named in the applicable prospectus supplement, which will hold the preferred stock for the benefit of the holders of the depositary shares, in accordance with a deposit agreement between the depositary and us. The holders of depositary shares will be entitled to all the rights and preferences of the preferred stock to which the depositary shares relate, including dividend, voting, conversion, redemption and liquidation rights, to the extent of their interests in the preferred stock.

While the deposit agreement relating to a particular series of preferred stock may have provisions applicable solely to that series of preferred stock, all deposit agreements relating to preferred stock we issue will include the following provisions:

Distributions

Each time we pay a cash distribution with regard to preferred stock of a series, the depositary will distribute to the holder of record of each depositary share relating to that series of preferred stock an amount equal to the distribution per depositary share the depositary receives. If there is a distribution of property other than cash, the depositary either will distribute the property to the holders of depositary shares in proportion to the depositary shares held by each of them, or the depositary will, if we approve, sell the property and distribute the net proceeds to the holders of the depositary shares in proportion to the depositary shares held by them.

Withdrawal of Preferred Stock

A holder of depositary shares will be entitled to receive, upon surrender of depositary receipts representing depositary shares, the number of whole or fractional shares of the applicable series of preferred stock, and any money or other property, to which the depositary shares relate.

Redemption of Depositary Shares

Whenever we redeem preferred stock held by a depositary, the depositary will be required to redeem, on the same redemption date, depositary shares constituting, in total, the number of preferred stock held by the depositary which we redeem, subject to the depositary’s receiving the redemption price of those preferred stock. If fewer than all the depositary shares relating to a series are to be redeemed, the depositary shares to be redeemed will be selected by lot or by another method we determine to be equitable.

Voting

Any time we send a notice of meeting or other materials relating to a meeting to the holders of a series of preferred stock to which depositary shares relate, we will provide the depositary with sufficient copies of those materials so they can be sent to all holders of record of the applicable depositary shares, and the depositary will send those materials to the holders of record of the depositary shares on the record date for the meeting. The depositary will solicit voting instructions from holders of depositary shares and will vote or not vote the preferred stock to which the depositary shares relate in accordance with those instructions.

Liquidation Preference

Upon our liquidation, dissolution or winding up, the holder of a depositary share will be entitled to what the holder of the depositary share would have received if the holder had owned the number of shares of preferred stock (or fraction of a share) which is represented by the depositary share.

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Conversion

If a series of preferred stock are convertible into shares of our common stock or other of our securities or property, holders of depositary shares relating to that series of preferred stock will, if they surrender depositary receipts representing depositary shares and appropriate instructions to convert them, receive the shares of our common stock or other securities or property into which the number of shares of preferred stock (or fractions of shares) to which the depositary shares relate could at the time be converted.

Amendment and Termination of the Deposit Agreement

We and the depositary may amend the deposit agreement, except that an amendment which materially and adversely affects the rights of holders of depositary shares, or would be materially and adversely inconsistent with the rights granted to the holders of the preferred stock to which they relate, must be approved by holders of at least two-thirds of the outstanding depositary shares. No amendment will impair the right of a holder of depositary shares to surrender the depositary receipts evidencing those depositary shares and receive the shares of preferred stock to which they relate, except as required to comply with law. We may terminate the deposit agreement with the consent of holders of a majority of the depositary shares to which it relates. Upon termination of the deposit agreement, the depositary will make the whole or fractional shares of preferred stock to which the depositary shares issued under the deposit agreement relate available to the holders of those depositary shares. The deposit agreement will automatically terminate if:

•	All outstanding depositary shares to which it relates have been redeemed or converted; and/or

•	The depositary has made a final distribution to the holders of the depositary shares issued under the deposit agreement upon our liquidation, dissolution or winding up.

Miscellaneous

There will be provisions: (1) requiring the depositary to forward to holders of record of depositary shares any reports or communications from us which the depositary receives with respect to the shares of preferred stock to which the depositary shares relate; (2) regarding compensation of the depositary; (3) regarding resignation of the depositary; (4) limiting our liability and the liability of the depositary under the deposit agreement (usually to failure to act in good faith, gross negligence or willful misconduct); and (5) indemnifying the depositary against certain possible liabilities.

Confidential Treatment Requested by PlayAGS, Inc.

DESCRIPTION OF WARRANTS

We may issue warrants, in one or more series, for the purchase of equity or debt securities. We may issue warrants independently or together with any offered securities. The warrants may be attached to or separate from those offered securities. We will issue each series of warrants under separate warrant agreements to be entered into between us and a bank or trust company to be named in the applicable prospectus supplement, as warrant agent, all as described in the applicable prospectus supplement. The warrant agent will act solely as our agent in connection with the warrants and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants.

Warrants

The warrants will be evidenced by warrant certificates. Unless otherwise specified in the prospectus supplement, the warrant certificates may be traded separately from the debt securities or equity securities, if any, with which the warrant certificates were issued. Warrant certificates may be exchanged for new warrant certificates of different denominations at the office of an agent that we will appoint. Until a warrant is exercised, the holder of a warrant does not have any of the rights of a holder of our equity or debt securities and is not entitled to any payments on any equity or debt securities issuable upon exercise of the warrants.

The prospectus supplement relating to any warrants that we may offer will contain the specific terms of the warrants. These terms may include the following:

•	the title of the warrants;

•	the designation, amount and terms of the securities for which the warrants are exercisable;

•	the designation and terms of the other securities, if any, with which the warrants are to be issued and the number of warrants issued with each other security;

•	the price or prices at which the warrants will be issued;

•	the aggregate number of warrants;

•	any provisions for adjustment of the number or amount of securities receivable upon exercise of the warrants or the exercise price of the warrants;

•	the price or prices at which the securities purchasable upon exercise of the warrants may be purchased;

•	if applicable, the date on and after which the warrants and the securities purchasable upon exercise of the warrants will be separately transferable;

•	if applicable, a discussion of the material U.S. Federal income tax considerations applicable to the exercise of the warrants;

•	any other terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants;

•	the date on which the right to exercise the warrants will commence, and the date on which the right will expire;

•	the maximum or minimum number of warrants that may be exercised at any time;

•	information with respect to book-entry procedures, if any; and

•	any other material terms of the warrants.

Exercise of Warrants

Each warrant will entitle the holder of warrants to purchase for cash the amount of equity or debt securities, at the exercise price stated or determinable in the prospectus supplement for the warrants. Warrants may be

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exercised at any time up to the close of business on the expiration date shown in the applicable prospectus supplement, unless otherwise specified in such prospectus supplement. After the close of business on the expiration date, unexercised warrants will become void. Warrants may be exercised as described in the applicable prospectus supplement. When the warrant holder makes the payment and properly completes and signs the warrant certificate at the corporate trust office of the warrant agent or any other office indicated in the prospectus supplement, we will, as soon as possible, forward the equity or debt securities that the warrant holder has purchased. If the warrant holder exercises the warrant for less than all of the warrants represented by the warrant certificate, we will issue a new warrant certificate for the remaining warrants.

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DESCRIPTION OF SUBSCRIPTION RIGHTS

We may issue subscription rights to purchase shares of our common stock, shares of our preferred stock or other securities. These subscription rights may be issued independently or together with any other security offered by us and may or may not be transferable by the securityholder receiving the subscription rights in such offering. In connection with any offering of subscription rights, we may enter into a standby arrangement with one or more underwriters or other purchasers pursuant to which the underwriters or other purchasers may be required to purchase any securities remaining unsubscribed for after such offering.

The applicable prospectus supplement will describe the specific terms of any offering of subscription rights for which this prospectus is being delivered, including the following:

•	the price, if any, for the subscription rights;

•	the exercise price payable for each share of our common stock, share of our preferred stock or other security upon the exercise of the subscription right;

•	the number of subscription rights issued to each securityholder;

•	the number and terms of each share of our common stock, share of our preferred stock or other security that may be purchased per each subscription right;

•	any provisions for adjustment of the number or amount of securities receivable upon exercise of the subscription rights or the exercise price of the subscription rights;

•	the extent to which the subscription rights are transferable;

•	any other terms of the subscription rights, including the terms, procedures and limitations relating to the exchange and exercise of the subscription rights;

•	the date on which the right to exercise the subscription rights shall commence, and the date on which the subscription rights shall expire;

•	the extent to which the subscription rights may include an over-subscription privilege with respect to unsubscribed securities; and

•	if applicable, the material terms of any standby underwriting or purchase arrangement entered into by us in connection with the offering of subscription rights.

The description in the applicable prospectus supplement of any subscription rights we offer will not necessarily be complete and will be qualified in its entirety by reference to the applicable subscription rights certificate or subscription rights agreement, which will be filed with the SEC if we offer subscription rights. For more information on how you can obtain copies of any subscription rights certificate if we offer subscription rights, see “Incorporation of Documents by Reference” and “Where You Can Find More Information.” We urge you to read the applicable subscription rights certificate and any applicable prospectus supplement in their entirety.

Confidential Treatment Requested by PlayAGS, Inc.

DESCRIPTION OF PURCHASE CONTRACTS AND PURCHASE UNITS

We may issue purchase contracts for the purchase or sale of equity securities issued by us or debt or equity securities issued by third parties as specified in the applicable prospectus supplement. Each purchase contract will entitle the holder thereof to purchase or sell, and obligate us to sell or purchase on specified dates, such securities at a specified purchase price, which may be based on a formula, all as set forth in the applicable prospectus supplement. We may, however, satisfy our obligations, if any, with respect to any purchase contract by delivering the cash value of such purchase contract or the cash value of the securities otherwise deliverable, as set forth in the applicable prospectus supplement. The applicable prospectus supplement will also specify the methods by which the holders may purchase or sell such securities, and any acceleration, cancellation or termination provisions or other provisions relating to the settlement of a purchase contract. The price per security and the number of securities may be fixed at the time the purchase contracts are entered into or may be determined by reference to a specific formula set forth in the applicable purchase contracts.

The purchase contracts may be issued separately or as part of units consisting of a purchase contract and debt securities or debt obligations of third parties, including U.S. treasury securities, or any other securities described in the applicable prospectus supplement or any combination of the foregoing, securing the holders’ obligations to purchase the securities under the purchase contracts, which we refer to herein as “purchase units.” The purchase contracts may require holders to secure their obligations under the purchase contracts in a specified manner. The purchase contracts also may require us to make periodic payments to the holders of the purchase contracts or the purchase units, as the case may be, or vice versa, and those payments may be unsecured or pre-funded on some basis.

The applicable prospectus supplement will describe the terms of any purchase contract or purchase unit and will contain a summary of certain material U.S. Federal income tax consequences applicable to the purchase contracts and purchase units.

Confidential Treatment Requested by PlayAGS, Inc.

PLAN OF DISTRIBUTION

This prospectus relates to the offer and sale by us or the selling stockholders of securities included in this prospectus. We may offer and sell some or all of our securities included in this prospectus, and the selling stockholders may offer and sell shares of our common stock included in this prospectus, in any one or more of the following ways:

•	to or through underwriters, brokers or dealers;

•	directly to one or more other purchasers;

•	through a block trade in which the broker or dealer engaged to handle the block trade will attempt to sell the shares of common stock as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	through agents on a best-efforts basis; or

•	otherwise through a combination of any of the above methods of sale.

In addition, we or any selling stockholders may enter into option, share lending or other types of transactions that require us or such selling stockholders to deliver our securities to an underwriter, broker or dealer, who will then resell or transfer the securities under this prospectus. We or any selling stockholder may also enter into hedging transactions with respect to our securities. For example, we or any selling stockholder may:

•	enter into transactions involving short sales of the shares of common stock by underwriters, brokers or dealers;

•	sell shares of common stock short and deliver the shares to close out short positions;

•	enter into option or other types of transactions that require us or the selling stockholders, as applicable, to deliver shares of common stock to an underwriter or broker-dealer, who will then resell or transfer the shares of common stock under this prospectus; or

•	loan or pledge the shares of common stock to an underwriter, broker or dealer, who may sell the loaned shares or, in the event of default, sell the pledged shares.

Any selling stockholder will act independently of us in making decisions with respect to the timing, manner and size of each sale of shares of common stock covered by this prospectus.

We or any selling stockholder may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions, including sales deemed to be an at-the-market offering as defined in Rule 415 promulgated under the Securities Act, which includes sales made directly on or through the NYSE, the existing trading market for our shares of common stock, or sales made to or through a market maker other than on an exchange. In connection with those derivatives, the third parties may sell securities covered by this prospectus, including in short sale transactions. If so, the third party may use securities pledged by us or any selling stockholder, or borrowed from us or any selling stockholder or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from us or any selling stockholder in settlement of those derivatives to close out any related open borrowings of stock. The third party in such sale transactions will be an underwriter. In addition, we or any selling stockholder may otherwise loan or pledge securities to a financial institution or other third party that in turn may sell the securities short using this prospectus. Such financial institution or other third party may transfer its economic short position to investors in our securities or the securities of any selling stockholder, or in connection with a concurrent offering of other securities.

Shares of common stock may also be exchanged for satisfaction of the selling stockholder’s obligations or other liabilities to its creditors. Such transactions may or may not involve brokers or dealers.

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If underwriters or dealers are used in the sale, the securities will be acquired by the underwriters or dealers for their own account. The securities may be sold from time to time by us or any selling stockholder in one or more transactions:

•	at a fixed price or prices, which may be changed;

•	at market prices prevailing at the time of sale;

•	at prices related to such prevailing market prices;

•	at varying prices determined at the time of sale; or

•	at negotiated prices.

Such sales may be effected:

•	in transactions on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	in transactions in the over-the-counter market;

•	in block transactions in which the broker or dealer so engaged will attempt to sell the shares of common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction, or in crosses, in which the same broker acts as an agent on both sides of the trade;

•	through the writing of options; or

•	through other types of transactions.

The securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more of such firms. The obligations of underwriters or dealers to purchase the securities offered will be subject to certain conditions precedent and the underwriters or dealers will be obligated to purchase all the offered securities if any are purchased. Any public offering price and any discount or concession allowed or reallowed or paid by underwriters or dealers to other dealers may be changed from time to time.

We or any selling stockholder might not sell any securities under this prospectus. In addition, any of the securities covered by this prospectus that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

The securities may be sold directly by us or any selling stockholder or through agents designated by us or any selling stockholder from time to time. Any such agent will be acting on a best efforts basis for the period of its appointment.

Offers to purchase the securities offered by this prospectus may be solicited, and sales of the shares may be made, by us or any selling stockholder directly to institutional investors or others, who may be deemed to be underwriters within the meaning of the Securities Act with respect to any resale of the securities.

Underwriters, dealers or agents will be authorized to solicit offers by certain institutional investors to purchase securities from us or any selling stockholder pursuant to contracts providing for payment and delivery at a future date. Institutional investors with which these contracts may be made include, among others:

•	commercial and savings banks;

•	insurance companies;

•	pension funds;

•	investment companies; and

•	educational and charitable institutions.

Confidential Treatment Requested by PlayAGS, Inc.

In all cases, these purchasers must be approved by us or any selling stockholder, as applicable. The obligations of any purchaser under any of these contracts will not be subject to any conditions except that (a) the purchase of the securities must not at the time of delivery be prohibited under the laws of any jurisdiction to which that purchaser is subject, and (b) if the securities are also being sold to underwriters, we or any selling stockholder must have sold to these underwriters the securities not subject to delayed delivery. Underwriters and other agents will not have any responsibility in respect of the validity or performance of these contracts.

Some of the underwriters, dealers or agents used by us or any selling stockholder in any offering of securities under this prospectus may be customers of, engage in transactions with, and perform services for us or any selling stockholder or affiliates of us or such selling stockholder in the ordinary course of business. Underwriters, dealers, agents and other persons may be entitled under agreements that may be entered into with us or any selling stockholder to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act, and to be reimbursed by us or such selling stockholder for certain expenses.

We or any selling stockholders may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act.

Any securities initially sold outside the United States may be resold in the United States through underwriters, dealers or otherwise.

Any underwriters to which offered securities are sold by us or any selling stockholder for public offering and sale may make a market in such shares, but those underwriters will not be obligated to do so and may discontinue any market making at any time.

If underwriters or dealers are used in the sale of securities, until the distribution of the securities is completed, rules of the SEC may limit the ability of any underwriters to bid for and purchase our securities. As an exception to these rules, representatives of any underwriters are permitted to engage in transactions that stabilize the price of our securities. These transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of such securities. If the underwriters create a short position in our securities in connection with an offering (that is, if they sell more securities than are set forth on the cover page of this prospectus) the representatives of the underwriters may reduce that short position by purchasing such securities in the open market. We make no representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our securities. In addition, we make no representation that the representatives of any underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Pursuant to a requirement by the Financial Industry Regulatory Authority (“FINRA”), the maximum commission or discount to be received by any FINRA member or independent broker-dealer may not be greater than 8% of the proceeds received by us or any selling stockholder for the sale of any securities being offered by this prospectus.

To comply with the securities laws of some states, if applicable, the securities may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the securities may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

Confidential Treatment Requested by PlayAGS, Inc.

LEGAL MATTERS

The validity of the shares offered by this prospectus, and certain matters of Nevada law, will be passed upon for us by Brownstein Hyatt Farber Schreck, LLP, Las Vegas, Nevada. Certain legal matters in connection with the other offered securities will be passed upon for us by Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York.

EXPERTS

The financial statements as of December 31, 2017 and for each of the two years in the period ended December 31, 2017 incorporated in this prospectus by reference to the Annual Report on Form 10-K/A for the year ended December 31, 2017 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements (and schedules) for the year ended December 31, 2015 included in our Annual Report on Form 10-K/A for the year ended December 31, 2017, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements (and schedules) are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

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$1,000,000,000

Common Stock; Preferred Stock; Debt Securities; Depositary Shares; Warrants; Subscriptions Rights; Purchase Contracts; Purchase Units

and

18,970,161 shares of common stock offered by the Selling Stockholders

PROSPECTUS

, 2018

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

Set forth below is a table of the registration fee for the SEC and estimates of all other expenses to be paid by the registrant in connection with the issuance and distribution of the securities described in the registration statement:

SEC registration fee	$
Stock exchange listing fee		—
Financial Industry Regulatory Authority filing fee		15,000
Printing expenses		20,000
Legal fees and expenses		100,000
Accounting fees and expenses		200,000
Miscellaneous		10,000

Total	$

Item 15. Indemnification of Directors and Officers.

Nevada Revised Statutes (“NRS”) 78.138(7) provides that, subject to limited statutory exceptions and unless the articles of incorporation or an amendment thereto (in each case filed on or after October 1, 2003), provide for greater individual liability, a director or officer is not individually liable to the corporation or its stockholders or creditors for any damages as a result of any act or failure to act in his or her capacity as a director or officer unless: (i) the trier of fact determines that the presumption established by NRS 78.138(3) (i.e. the business judgment rule) has been rebutted; and (ii) it is proven that the director’s or officer’s act or failure to act constituted a breach of his or her fiduciary duties as a director or officer, and such breach involved intentional misconduct, fraud or a knowing violation of law.

NRS 78.7502(1) provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with the action, suit or proceeding if the person (i) is not liable pursuant to NRS 78.138 or (ii) acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the conduct was unlawful. NRS 78.7502(2) provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys’ fees actually and reasonably incurred by the person in connection with the defense or settlement of the action or suit if the person (i) is not liable pursuant to NRS 78.138 or (ii) acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation. To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any such action, suit or proceeding, or in defense of any claim, issue or matter therein, the corporation shall indemnify him or her against expenses, including attorneys’ fees, actually and reasonably incurred by him or her in connection with the defense. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person is liable pursuant to NRS 78.138 or did not act in good faith and in a manner

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which he or she reasonably believed to be in or not opposed to the best interests of the corporation, or that, with respect to any criminal action or proceeding, he or she had reasonable cause to believe that the conduct was unlawful. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

NRS 78.751(1) provides that any discretionary indemnification pursuant to NRS 78.7502 (unless ordered by a court or advanced pursuant to NRS 78.751(2)), may be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made (i) by the stockholders; (ii) by the board of directors by majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding; (iii) if a majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding so orders, by independent legal counsel in a written opinion; or (iv) if a quorum consisting of directors who were not parties to the action, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion. NRS 78.751(2) provides that the corporation’s articles of incorporation or bylaws, or an agreement made by the corporation, may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that the director or officer is not entitled to be indemnified by the corporation.

Under the NRS, the indemnification pursuant to NRS 78.7502 and advancement of expenses authorized in or ordered by a court pursuant to NRS 78.751:

•	Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in the person’s official capacity or an action in another capacity while holding office, except that indemnification, unless ordered by a court pursuant to NRS 78.7502 or for the advancement of expenses made pursuant to NRS 78.751(2), may not be made to or on behalf of any director or officer if a final adjudication establishes that the director’s or officer’s acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action; and

•	Continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

A right to indemnification or to advancement of expenses arising under a provision of the articles of incorporation or any bylaw is not eliminated or impaired by an amendment to such provision after the occurrence of the act or omission that is the subject of the civil, criminal, administrative or investigative action, suit or proceeding for which indemnification or advancement of expenses is sought, unless the provision in effect at the time of such act or omission explicitly authorizes such elimination or impairment after such action or omission has occurred.

The amended and restated articles of incorporation of the registrant provide that to the fullest extent permitted under the NRS (including, without limitation, to the fullest extent permitted under NRS 78.7502 and 78.751(3)) and other applicable law, the registrant shall indemnify directors and officers of the registrant in their respective capacities as such and in any and all other capacities in which any of them serves at the request of the registrant. The amended and restated articles of incorporation of the registrant further provide that the liability of its directors and officers shall be eliminated or limited to the fullest extent permitted by the NRS, and that if the NRS are amended to further eliminate or limit or authorize corporate action to further eliminate or limit the liability of directors or officers, the liability of directors and officers of the registrant shall be eliminated or

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limited to the fullest extent permitted by the NRS, as so amended from time to time; and in addition to any other rights of indemnification permitted by the laws of the State of Nevada or as may be provided for by the registrant in its bylaws or by agreement, the expenses of directors and officers incurred in defending a civil or criminal action, suit or proceeding, involving alleged acts or omissions of such director or officer in his or her capacity as a director or officer of the registrant, must be paid, by the registrant or through insurance purchased and maintained by the registrant or through other financial arrangements made by the registrant, as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he or she is not entitled to be indemnified by the registrant.

The registrant maintains standard policies of insurance under which coverage is provided (a) to its directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act, and (b) to the registrant with respect to payments which may be made by the registrant to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.

The registrant has entered into customary indemnification agreements with our executive officers and directors that provide them, in general, with customary indemnification in connection with their service to us or on our behalf.

Item 16. Exhibits.

Exhibit Number	Exhibit Title

1.1*	Form of underwriting agreement for equity securities

1.2*	Form of underwriting agreement for debt securities

4.1*	Form of Senior Indenture.

4.2*	Form of Subordinated Indenture.

4.3*	Form of Preferred Stock Certificate.

4.4*	Form of Depositary Agreement.

4.5*	Form of Depositary Receipt.

4.6*	Form of Warrant Agreement (including warrant certificate).

4.7*	Form of Subscription Rights Agreement (including form of subscription rights certificate).

4.8*	Form of Stock Purchase Contract (including form of stock purchase contract certificate).

4.9*	Form of Stock Purchase Unit (including form of stock purchase unit)

5.1*	Opinion of Brownstein Hyatt Farber Schreck, LLP as to the validity of the shares of common stock and preferred stock

5.2*	Opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP as to the validity of debt securities, depositary shares, warrants, subscription rights, purchase contracts and purchase units

12.1*	Computation of ratios.

23.1*	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.

23.2*	Consent of Ernst & Young LLP, independent registered public accounting firm.

23.3*	Consent of Brownstein Hyatt Farber Schreck, LLP (included in Exhibit 5.1).

23.4*	Consent of Paul, Weiss, Rifkind, Wharton & Garrison LLP (included as part of Exhibits 5.1 and 8.1).

24.1	Powers of Attorney (included in signature page).

Confidential Treatment Requested by PlayAGS, Inc.

Exhibit Number	Exhibit Title

25.1*	Statement of eligibility and qualification on Form T-l with respect to the Company under the Senior Indenture.

25.2*	Statement of eligibility and qualification on Form T-l with respect to the Company under the Subordinated Indenture.

*	To be filed, if necessary, subsequent to the effectiveness of this registration statement by an amendment to this registration statement or incorporated by reference pursuant to a Current Report on Form 8-K in connection with the offering of securities by amendment.

Item 17. Undertakings.

(a) The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933 (the “Securities Act”);

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Paragraphs (a)(1)(i), (1)(ii), and (1)(iii) of this section do not apply if the registration statement is on Form S–3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Exchange Act that are incorporated by reference in the registration statement, or, is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2)	that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	that, for the purpose of determining liability under the Securities Act to any purchaser:

(i)	each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii)	each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule

Confidential Treatment Requested by PlayAGS, Inc.

415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(5)	that, for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of the securities:

The undersigned Registrant undertakes that in a primary offering of securities of such undersigned Registrant pursuant to the registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, such undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	any preliminary prospectus or prospectus of such undersigned Registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by such undersigned Registrant;

(iii)	the portion of any other free writing prospectus relating to the offering containing material information about such undersigned Registrant or its securities provided by or on behalf of such undersigned Registrant; and

(iv)	any other communication that is an offer in the offering made by such undersigned Registrant to the purchaser.

(b)	The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	That, in the event that securities are to be offered to existing security holders pursuant to warrants or rights and any securities not taken by security holders are to be reoffered to the public, the undersigned Registrant hereby undertakes to supplement the prospectus, after the expiration of the subscription period, to set forth the results of the subscription offer, the transactions by the underwriters during the subscription period, the amount of unsubscribed securities to be purchased by the underwriters, and the terms of any subsequent reoffering thereof. If any public offering by the underwriters is to be made on terms differing from those set forth on the cover page of the prospectus, a post-effective amendment or supplemental prospectus will be filed to set forth the terms of such offering.

(d)

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against

Confidential Treatment Requested by PlayAGS, Inc.

public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(e)	The undersigned registrant hereby undertakes to file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of Section 310 of the Trust Indenture Act in accordance with the rules and regulations prescribed by the Commission under Section 305(b)(2) of the Trust Indenture Act.

Confidential Treatment Requested by PlayAGS, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Las Vegas, Nevada, on the             day of                 , 2018.

PlayAGS, Inc.

By:
David Lopez
Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each individual whose signature appears below hereby constitutes and appoints Victor Gallo, his or her true and lawful agent, proxy and attorney-in-fact, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to (i) act on, sign and file with the Securities and Exchange Commission any and all amendments (including post-effective amendments) to this registration statement together with all schedules and exhibits thereto and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, together with all schedules and exhibits thereto, (ii) act on, sign and file such certificates, instruments, agreements and other documents as may be necessary or appropriate in connection therewith, (iii) act on and file any supplement to any prospectus included in this registration statement or any such amendment or any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and (iv) take any and all actions which may be necessary or appropriate in connection therewith, granting unto such agents, proxies and attorneys-in-fact, and each of them, full power and authority to do and perform each and every act and thing necessary or appropriate to be done, as fully for all intents and purposes as he or she might or could do in person, hereby approving, ratifying and confirming all that such agents, proxies and attorneys-in-fact or any of their substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

David Lopez	President, Chief Executive Officer and Director (Principal Executive Officer)	, 2018

Kimo Akiona	Treasurer, (Principal Financial and Accounting Officer)	, 2018

David Sambur	Director	, 2018

Daniel Cohen	Director	, 2018

Eric Press	Director	, 2018

Yvette Landau	Director	, 2018

Adam Chibib	Director	, 2018